Exhibit 99.7

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL CONCERNING THE PARTIAL SPIN-OFF OF PERDIGÃO AGROINDUSTRIAL S. A. FOLLOWED BY THE INCORPORATION BY PERDIGÃO S.A. OF PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA., BATÁVIA S. A. INDÚSTRIA DE ALIMENTOS AND MAROCA & RUSSO INDÚSTRIA E COMÉRCIO LTDA..

The Fiscal Council of Perdigão S. A., in the exercise of its legal duties as determined by the Company’s bylaws, having examined the “Protocol and Justification of the Partial Spin-off of Perdigão Agroindustrial S.A., followed by the Incorporation by Perdigão S.A. of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S. A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda.” as well as the Valuation Reports of the book value of these companies prepared by KPMG Auditores Independentes S/C, is of the opinion that the above-mentioned reports fairly reflect the net worth and the economic and financial situation of these companies and are thus suitable to be approved by the General Shareholders’ Meeting.

São Paulo, November 27 2008.

Attilio Guaspari	Décio Magno Andrade Stochiero

Fábio dos Santos Fonseca